UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated January 17, 2018 titled “GeoPark Announces New Gas Play Discovery in Chile”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: January 17, 2018

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES NEW GAS PLAY DISCOVERY IN CHILE

Santiago, Chile – January 17, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Brazil, Argentina, Chile and Peru, today announced the successful drilling and testing of the Uaken 1 exploration well in the Fell block (GeoPark operated, 100% WI) in Chile.

GeoPark drilled and completed the Uaken 1 exploration well to a total depth of 3,658 feet. A production test through different chokes in El Salto formation resulted in an average production rate of 0.8 million standard cubic feet per day of gas (or 125 boepd) with a wellhead pressure of 158 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface facilities are in place and the well is already in production. GeoPark has a long-term contract to sell gas to the large Methanex methanol plant located approximately 100 kilometers from the Fell block which is connected by a pipeline.

The Uaken gas field discovery in the shallow El Salto formation provides additional low-cost production and creates a new gas play across the Fell block that can be tested in identified leads and prospects. In addition, there are multiple wells in already discovered oil and gas fields within the Fell block that can be re-entered to test this formation.

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to statements regarding the intent, belief or current expectations, regarding various matters, including preliminary production test results and hydrocarbon production, Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

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